NATIONAL UNION FIRE INSURANCE COMPANY
                               OF PITTSBURGH, PA



                                  Rider No. #6



To be attached to and form part of Investment Company Blanket Bond No. 6214278 in favor of Lotsoff Capital Management.

     1. In consideration of the additional premium of $174, it is hereby understood and agreed that Item 3 of the Declaration Page is deleted in its entirety and replaced with the following:
--------------------------------------------------------------------------------
Item 3. Limit of Liability

Subject to Section 9, 10, and 12 hereof:

                                                           Limit of Liability     Deductible Amount
        Insuring Agreement A  - FIDELITY                         900,000                 0
        Insuring Agreement B  - AUDIT EXPENSE                     25,000                 0
        Insuring Agreement C  - ON PREMISES                      900,000                 0
        Insuring Agreement D  - IN TRANSIT                       900,000                 0
        Insuring Agreement E  - FORGERY OR ALTERATION            900,000                 0
        Insuring Agreemenr F  - SECURITIES                       900,000                 0
        Insuring Agreement G  - COUNTERFEIT CURRENCY             900,000                 0
        Insuring Agreement H  - STOP PAYMENT                      25,000                 0
        Insuring Agreement I  - UNCOLLECTIBLE ITEMS OF DEPOSIT    25,000                 0



OPTIONAL COVERAGES ADDED BY RIDER:

        Insuring Agreement J  - COMPUTER SYSTEMS                 900,000                 0
        Insuring Agreement K  - UNAUTHORIZED SIGNATURES           25,000                 0



If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

     2. Nothing herein shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or provisions of the attached bond other than as above stated.


     3. This rider shall become effective as of 12:01 a.m. on 04/17/07 standard time as specified in the attached bond.



                                  By: /s/ Steven E Liston
                                      -------------------------------------
                                            Authorized Representative